Exhibit 12(b)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended, September 30,
	2016	2015
	(millions of dollars, except ratios)
Earnings:
Income from continuing operations	$355	$359
Add: Total federal income taxes	208	208
Fixed charges (see detail below)	262	256

Total earnings	$825	$823

Fixed Charges:
Interest expensed and interest capitalized	$258	$253
Rentals representative of the interest factor	4	3

Total fixed charges	$262	$256

Ratio of earnings to fixed charges	3.15	3.21